EXHIBIT 99.1

Bioceres Crop Solutions Corp. holds its 2021 Annual Shareholders’ Meeting

New York, New York / October 27, 2021 - Bioceres Crop Solutions Corp. (“Bioceres Crop Solutions,” the “Company,” “we,” “us” or “our”) (NASDAQ: BIOX) held its 2021 Annual Shareholders’ Meeting (the “Meeting”) at the Company’s legal counsel’s office in New York, NY and virtually. At the Meeting, the Company’s shareholders voted on three proposals as set forth below, each of which is described in detail in the proxy statement filed by the Company on October 7, 2021. Each of the three proposals were approved at the Meeting by a simple majority of the shareholders who voted at the Meeting (either in person or by proxy).

1.	Approval of the report of the Board of Directors of the Company, the report of the independent auditor on the Company’s consolidated financial statements for the financial year ended June 30, 2021 and the Company’s consolidated financial statements for the fiscal year ended June 30, 2021.

2.	Appointment of the eight following persons to serve as directors of the Company, each to hold office until the 2022 annual general meeting of the Company or until their respective successors are duly appointed and qualified: (i) Federico Trucco; (ii) Enrique Lopez Lecube; (iii) Kyle Bransfield; (iv) Gloria Montaron Estrada; (v) Carlos Camargo de Colón; (vi) Ari Freisinger; (vii) Natalia Zang and (viii) Fabian Onetti.

3.	Ratification of the appointment of Price Waterhouse & Co. S.R.L. as the independent registered public accounting firm of the Company.